Form 10-C

Securities and Exchange Commission
Washington, DC 20549

Report by issuer of securities quoted on The Nasdaq Stock Market(sm), filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:    Boole & Babbage, Inc.
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:
                                       3131 Zanker Road, San Jose, CA 95134-1933
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ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):  (408) 526-3000
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I. Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:
1. Title of security               Common Stock
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2. Number of shares outstanding before the change        7,240,393
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3. Number of shares outstanding after the change         10,860,589
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4. Effective date of change           December 6, 1995
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5. Method of change       Stock split effected as a stock dividend
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Specify  method  (such as merger,  acquisition,  exchange,  distribution,  stock split, reverse split, acquisition of stock for treasury, etc.)
                                3-for-2 stock split effected as a stock dividend
                                ------------------------------------------------
Give brief description of transaction       The Board authorized a 3-for-2 stock
                                       -----------------------------------------
                                       split to be effected as a stock dividend payable December 6, 1995 to stockholders of record on November 6, 1995.

II. Change in Name of Issuer
1. Name prior to change
                         -------------------------------------------------------
2. Name after change
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3. Effective date of charter amendment changing name
                                                      --------------------------
4. Date of shareholder approval of change, if required
                                                       -------------------------

12/7/95                                /s/ Arthur F. Knapp, Jr.
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DATE     OFFICER'S SIGNATURE AND TITLE     Arthur F. Knapp, Jr.
                                           Senior Vice President
                                           Chief Financial Officer and Secretary
                                           (duly authorized officer)